

Mail Stop 4631

August 27, 2009

Stanislav A. Ploschenko
Chief Financial Officer
Mechel OAO
Krasnoarmeyskaya Street 1
Moscow 125993, Russia Federation

> **Re:** **Mechel OAO**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **File No. 1-32328**

Dear Mr. Ploschenko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

General

1. You state on page 75 that certain of your products are sold to "certain countries that are subject to international trade restrictions or economic embargoes that prohibit U.S. incorporated entities, U.S. citizens and residents from engaging in commercial, financial or trade transactions with such countries, including countries such as Iran and Syria." Like Iran and Syria, Cuba and Sudan are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please clarify for us

whether you also sell your products, directly or indirectly, to Cuba and Sudan.

2.   Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and, if applicable, Cuba and Sudan, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products or technology you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

3.   You state on page 38 that your subsidiary, Ural Stampings Plant, holds a dominant position in the market of carbonic, alloyed and heat-resistant alloyed stampings, products "generally used in the production of weapons and military equipment." You state also that your subsidiaries, Yakutugol and Vzryvprom, are licensed by the Russian government to produce industrial explosives and/or to operate equipment containing radioactive materials. Please tell us whether you have, directly or indirectly, provided into Iran, Syria, Cuba or Sudan any products or technology that have military or proliferation applications. If so, please discuss for us the effect such sales may have on your reputation and share value.

4.   In future filings, please correct your commission file number on the cover of your periodic and current filings to read 001-32328, which was assigned in conjunction with your filing of the Form 8-A registration statement on October 22, 2004.

Risk Factors, page 19

5.   In future filings, please disclose whether you believe that your violations of environmental regulations will have a material impact on your financial condition.

Information on the Company, page 42

6.   In future filings, please provide an appropriate legend for the map presented on page 43.

Coal Reserves, page 67

7.   We note in your reserve footnotes, you use average market or contract prices to estimate your economic reserves. In future filings, please be more specific and disclose the price you used to determine your economic reserves. Generally the historic three-year average commodity or regional benchmark price is used to prepare estimates of economic reserves.

Covenant breaches, page 159

8.   We note your disclosure in this section that, since December 31, 2008, you have been in breach of material covenants in various loan agreements. We further note your disclosure to this effect in your Form 6-K filed June 4, 2009. It does not appear that you publicly disclosed this information prior to June 4, 2009, however. Please tell us whether you had any obligation under Russian law to disclose the covenant breaches during the period beginning on January 1, 2009 and ending on June 3, 2009.

Major Shareholders and Related Party Transactions, page 192

9.   In future filings, please disclose the portion of each class of securities held in the host country and the number of record holders in the host country. See Item 7.A.2. of Form 20-F.

Code of Ethics, page 230

10.   In future filings, please provide a statement that you will provide a copy of the code of ethics to any person without charge and explain the manner in which such request may be made. See Item 16B(c)(3) of Form 20-F.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Stanislav Ploschenko
Mechel OAO
August 27, 2009
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding our comments on the financial statements and related matters. You may contact George K. Schuler at (202) 551-3718 for any engineering related comments. Please contact Chambre Malone at (202) 551-3262 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief